Exhibit 99.3

April 3, 2012

Dear Shareholders:

The last several years have been a challenge for us all with an economic crisis in both the United States and Europe, natural disasters, country debt ratings lowered due to budget deficits, falling real estate values, and a banking industry under great stress. Community banks have suffered, especially in Florida.

With all the economic numbers coming out, we hope that this cycle nearing its end. As we look around our communities, we see new home construction resurfacing as well as commercial construction, which we have not seen for some time. Our commercial borrowers seem to be doing better with somewhat more optimistic attitudes for the future.

At the end of 2011 we anticipated that we would incur a loss for the year. So, to best position the bank for 2012, we decided to review our loan portfolio and other real estate owned holdings to determine if our reserves and valuations were appropriate. Because these reviews utilized appraisals and comparable sales figures based on a large number of short sales and foreclosure sales, we believe that artificially low values may have been assigned to properties collateralizing our loans and to our OREO properties. Nevertheless, the bank did utilize such valuations in increasing our reserves and adjusting our valuations. In making these significant adjustments at year end, our Board believes that the bank’s balance sheet, expenses and reserves are well positioned to begin a turnaround in 2012.

The first two months of 2012 are confirming our expectations with the bank achieving profitability in both January and February. While this is a short period, it is a good indicator of the improvement we have seen.

On a very positive note, several programs we began in earlier years are now taking hold. Our residential production is beginning to develop into a premier residential department with loan production offices outside of our footprint of Marion and Alachua counties. We now have residential production offices in Jacksonville, St Augustine, Mt Dora, Ponte Vedra and Lake City with several more planned this year. Our expectations are to generate over $120 million in residential loans in 2012.

Our retail loan production will be augmented with a new program, the “Mortgage Banking Resource “, which will originate residential mortgage loans through other community banks as a third party. We believe this program will have a healthy major impact on Alarion Bank going forward.

We are also better defining our small business lending by increasing the use of the Small Business Administration and USDA lending programs. While still early in this endeavor, the fruits of our efforts are already beginning to show.

The financial performance of Alarion Bank in 2011 resulted in a disappointing loss but within those numbers are some very positive areas that can be noted, which will benefit us as we move into 2012. You will see that our assets are somewhat smaller than 2011, which is part of realigning our balance sheet for better margins and capital ratios in an effort to clean up some of the credit issues we experienced previously.

As we read this letter, regulatory rules keep changing and will have an effect on us all. The Dodd -Frank Act which was passed last year is now beginning to have increased levels of required documentation and disclosures. The Consumer Financial Protection Bureau is now in place and will no doubt increase requirements for greater disclosures to the public. A positive point is a bill presently in congress to increase the number of shareholders required to be an SEC reporting company to 2,000 shareholders. If approved, this could save us time and money in the future.

The lifeblood of the bank is loans and deposits. All sizes of business, large or small, are important to us. We appreciate those who are doing business with the bank and those who have referred business to us. We appreciate all the positive feedback about our customer care and our spotlight newsletter designed to keep you in touch with Alarion. If we all got behind this effort, the positive effect it would have on the bank would be immense.

The Board, management and employees have not wavered in our commitment to the success of Alarion Bank. They are the best that any President/CEO could ever ask for. Everyone in the Alarion family has been so generous with their time and enthusiasm. We are very optimistic as we enter the new year.

We want to thank all our constituents, board members, management, employees, investors, community councils and investor base for all their efforts over the past few years. The opportunity that we started with several years ago still exists and we are committed to bring that to fruition. This is a new day and we are excited about what 2012 and the future years will mean for us. Your support has been a positive driver for us in looking ahead.

Sincerely,

/s/ Loralee W. Huthinson	/s/ Jon M. Kurtz

Loralee W. Hutchinson	Jon M. Kurtz
Chairman of the Board	Chief Executive Officer and President